SUB-ITEM 77I


                       TERMS OF NEW OR AMENDED SECURITIES

                       AIM SELECT REAL ESTATE INCOME FUND


On June 11, 2002, the Board of Trustees of AIM Select Real Estate Income Fund (the "Trust") amended the Amended and Restated Agreement and Declaration of Trust dated May 15, 2002 (the "Declaration") by adopting resolutions (i) creating Preferred Shares that have been designated as Auction Rate Preferred Shares, and classifying certain Preferred Series of Auction Rate Preferred Shares, and (ii) establishing the rights, preferences and privileges of such Auction Rate Preferred Shares pursuant to and as set forth in a Statement Establishing and Fixing the Rights and Preferences of Auction Rate Preferred Shares (the `Statement") as shown in SUB-ITEM 77Q1(a).

Please see SUB-ITEM 77Q1(a) for more information concerning the Preferred
Shares.